



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **February 26, 2004**

Commission File Number	Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number	IRS Employer Identification Number
1-8841	**FPL GROUP, INC.**	59-2449419
1-3545	**FLORIDA POWER & LIGHT COMPANY**	59-0247775
	700 Universe Boulevard	
	Juno Beach, Florida 33408	
	(561) 694-4000	

State or other jurisdiction of incorporation or organization: Florida

Item 5. Other Events and Regulation FD Disclosure

Unless otherwise noted, each director has held his or her present position continuously for five years or more and his or her employment history is uninterrupted. Directors serve until the next Annual Meeting of Shareholders or until their respective successors are elected and qualified.

Directors

H. Jesse Arnelle Mr. Arnelle, 70, is of counsel to Womble, Carlyle, Sandridge & Rice, a North Carolina-based law firm. He is a director of Armstrong World Industries, Inc., Eastman Chemical Company, Gannett Co., Inc., Textron, Inc., and Metropolitan Series Fund, Inc. He served from 1992 to 1997 as vice-chairman and from 1997 to 1998 as chairman of the Pennsylvania State University Board of Trustees. Mr. Arnelle has been a director of FPL Group since 1990.

Sherry S. Barrat Mrs. Barrat, 54, is chairman and chief executive officer of Northern Trust Bank of California, N.A. Prior to being elected to that office in January 1999, she was president of Northern Trust Bank of Florida's Palm Beach Region. She also serves on the boards of The Employers Group, the Childrens Hospital of Los Angeles, The Los Angeles World Affairs Council, The Anderson School at UCLA Board of Visitors, California State University/Northridge Foundation, the Los Angeles Sports and Entertainment Commission, Town Hall and Blue Ribbon at the Los Angeles Music Center. Mrs. Barrat has been a director of FPL Group since 1998.

Robert M. Beall, II Mr. Beall, 60, is chairman and chief executive officer of Beall's, Inc., the parent company of Beall's Department Stores, Inc., and Beall's Outlet Stores, Inc., which operate retail stores located from Florida to California. Mr. Beall is a director of Blue Cross/Blue Shield of Florida and the National Retail Federation. He is also past chairman of the Florida Chamber of Commerce and a member of the Florida Council of 100. Mr. Beall has been a director of FPL Group since 1989.

J. Hyatt Brown Mr. Brown, 66, is chairman and chief executive officer of Brown & Brown, Inc., an insurance broker based in Daytona Beach and Tampa, Florida. He is a director of SunTrust Banks, Inc., BellSouth Corporation, Rock-Tenn Company, and International Speedway Corporation. Mr. Brown is a former member of the Florida House of Representatives and served as Speaker of the House from 1978 to 1980. He is a member and past chairman of the Board of Trustees of Stetson University. Mr. Brown has been a director of FPL Group since 1989.

James L. Camaren Mr. Camaren, 49, is chairman and chief executive officer of Utilities, Inc., one of the largest investor-owned water utilities in the United States until March 2002, when it was acquired by Nuon, a Dutch company. He joined the company in 1987 and served as vice president of business development, executive vice president, and vice chairman, becoming chairman and chief executive officer in 1996. Mr. Camaren has been a director of FPL Group since October 2002.

Lewis Hay III Mr. Hay, 48, became a director, president and chief executive officer of FPL Group, Inc. (FPL Group) in June 2001, and chairman of FPL Group and chairman and chief executive officer of Florida Power & Light Company (FPL), in January 2002. He joined FPL Group in 1999 as vice president, finance and chief financial officer. From March 2000 until December 2001 he served as president of FPL Group's non-utility power generation subsidiary, FPL Energy, LLC. From May 1999 to July 1999 he was President of LSME Acquisition Co., LLC, a specific purpose acquisition company. Prior to that, Mr. Hay was executive vice president and chief financial officer of U.S. Foodservice, Inc., a food service distributor. He is a director of Florida Power & Light Company, Capital One Financial Corporation, and Harris Corporation.

Frederic V. Malek Mr. Malek, 67, has been chairman of Thayer Capital Partners, a merchant bank, since 1993. Mr. Malek was formerly the president and vice chairman, successively, of Northwest Airlines Corporation, and prior to that was president of Marriott Hotels and Resorts. He served as campaign manager for Bush/Quayle `92. Mr. Malek also served in several U.S. government positions, including deputy director of the Office of Management and Budget. He is a director of Aegis Communications Group, Inc., Automatic Data Processing, Inc., CB Richard Ellis, the Federal National Mortgage Association (Fannie Mae), Manor Care, Inc., Northwest Airlines Corporation and American Management Systems, Inc. Mr. Malek has been a director of FPL Group since 1987.

Michael H. Thaman Mr. Thaman, 40, has been senior vice president and chief financial officer of Owens Corning, a world leader in building materials systems and composite systems, since April 2000, and has been its chairman since April 2002. Mr. Thaman joined Owens Corning in August 1992 as director, corporate development, and has held other positions with it since that time. From January 1999 to April 2000, he served as vice president and president of the company's exterior systems business. Mr. Thaman has been a director of FPL Group since July 2003.

Paul R. Tregurtha Mr. Tregurtha, 68, is chairman and chief executive officer of Mormac Marine Group, Inc., a maritime company, and of Moran Transportation Company, a tug/barge enterprise. He is also vice chairman of Interlake Steamship Company and Lakes Shipping Company. Mr. Tregurtha previously served as chairman, chief executive officer, president and chief operating officer of Moore McCormack Resources, Inc., a natural resources and water transportation company. Mr. Tregurtha is a director of Teachers Insurance and Annuity Association and Fleet Boston Financial Corporation. Mr. Tregurtha has been a director of FPL Group since 1989.

Frank G. Zarb Mr. Zarb, 69, is chairman of Frank Zarb Associates, LLC, a consulting firm to the financial industry, and a managing director of Hellman & Friedman, LLC, a private equity investment firm. He served as the chairman and chief executive officer of the National Association of Securities Dealers, Inc. from February 1997 until October 2000 and The Nasdaq Stock Market, Inc. from February 1997 until January 2001 and as chairman of those organizations until September 2001. From 1994 to January 1997 he was chairman, president and chief executive officer of Alexander & Alexander Services, Inc., a worldwide insurance brokerage and professional services consulting firm. He served in senior posts with seven U.S. Presidents, including the Federal Energy Administration (Energy Czar) in the Ford Administration. He is a director of American International Group, Inc. Mr. Zarb has been a director of FPL Group since August 2002.

Fees Paid to Deloitte & Touche LLP

The following table presents fees billed for professional services rendered by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, Deloitte & Touche), which includes Deloitte Consulting, for the fiscal years ended December 31, 2003 and 2002.

	2003	2002 [5]
Audit Fees [1]	$ 1,388,000	$ 1,134,000
Audit-Related Fees [2]	2,088,000	626,000
Tax Fees [3]	66,000	1,194,000
All Other Fees [4]	-	1,704,000
Total	$ 3,542,000	$ 4,658,000

[1] Audit Fees consist of fees billed for professional services rendered for the audit of FPL Group's and FPL's annual consolidated financial statements for the fiscal year, the reviews of the financial statements included in FPL Group's and FPL's Quarterly Reports on Form 10-Q for the fiscal year, comfort letters, consents, and other services related to SEC matters, services in connection with annual and semi-annual filings of FPL Group's financial statements with the Japanese Ministry of Finance, and accounting consultations to the extent necessary for Deloitte & Touche to fulfill their responsibility under generally accepted auditing standards.

[2] Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of FPL Group's and FPL's consolidated financial statements and are not reported under "Audit Fees. "These fees primarily related to audits of subsidiary financial statements, comfort letters, consents and other services related to subsidiary (non-SEC registrant) financing activities, audits of employee benefit plans, due diligence pertaining to acquisitions, consultation on accounting standards and on transactions, and, in 2003, assistance with the implementation of Section 404 of the Sarbanes-Oxley Act (SOA).

[3] Tax Fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning. In 2003, all amounts relate to tax compliance services. In 2002, $1,193,000 related to tax compliance services and $1,000 related to tax advice and planning services.

[4] All Other Fees consist of fees for products and services other than the services reported under the other named categories. In 2003, there were no other fees incurred in this category. In 2002, these fees primarily related to integrated supply chain systems implementation and employee benefit consulting services. All other fees include $1,334,000 of fees billed by Deloitte Consulting for the year ended December 31, 2002.

[5] Amounts previously reported for 2002 have been reclassified to conform to the categories required for 2003.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor

In accordance with the requirements of SOA, FPL Group Audit Committee's pre-approval policy for services provided by the independent auditor, and the Charter of the Audit Committee, effective May 1, 2003, all services performed by Deloitte & Touche LLP are approved in advance by the Audit Committee. Audit and audit-related services specifically identified in an appendix to the pre-approval policy are pre-approved by the Audit Committee each year. This pre-approval allows management to request the specified audit and audit-related services on an as-needed basis during the year, provided any such services are reviewed with the Audit Committee at its next regularly scheduled meeting. Any audit or audit-related service for which the fee is expected to exceed $250,000, or that involves a service not listed on the pre-approval list, must be specifically approved by the Audit Committee prior to commencement of such work. In addition, the Audit Committee approves all services other than audit and audit-related services performed by Deloitte & Touche LLP in advance of the commencement of such work or, in cases which meet the de minimus exception in SOA, prior to completion of the audit. The Audit Committee has delegated to the chairman of the committee the right to approve audit, audit-related, tax and other services, within certain limitations, between meetings of the Audit Committee, provided any such decision is presented to the Audit Committee at its next regularly scheduled meeting. The Audit Committee reviews on a quarterly basis a schedule of all services for which Deloitte & Touche LLP has been engaged and the estimated fees for those services. In fiscal year 2003, no fees paid to Deloitte & Touche LLP under the categories Audit-Related, Tax and All Other Fees described above were approved by the Audit Committee after services were rendered pursuant to the de minimus exception established by the SOA.

The Audit Committee has determined that the non-audit services provided by Deloitte & Touche during 2003 and 2002 were compatible with maintaining that firm's independence.

Common Stock Ownership of Management and Others

The following table indicates how much FPL Group Common Stock is beneficially owned by (a) each person known by FPL Group to own 5% or more of the Common Stock, (b) each of FPL Group's directors and each executive officer named in the Summary Compensation Table, and (c) the directors and all FPL Group executive officers as a group.

Principal Shareholders:	Number of Shares [a]
Fidelity Management Trust Company 82 Devonshire Street Boston, Massachusetts 02109	13,864,231 [b]
Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071	11,784,600 [c]

Directors and Executive Officers:	
H. Jesse Arnelle	14,896 [d][e][g]
Sherry S. Barrat	10,355 [d][g]
Robert M. Beall, II	10,183 [e][g][i]
J. Hyatt Brown	18,145 [e][g][i]
James L. Camaren	7,209 [d][g][i]
Dennis P. Coyle	224,976 [f][g][h][i]
Moray P. Dewhurst	141,493 [d][f][g][h]
Alexander W. Dreyfoos, Jr.	15,790 [d][g][j]
Lewis Hay III	397,836 [d][f][g][h]
Frederic V. Malek	10,126 [e][g]
Armando J. Olivera	136,022 [d][f][g][h]
James L. Robo	86,002 [f][g][h]
Michael H. Thaman	900 [g]
Paul R. Tregurtha	11,423 [d][e][g]
Frank G. Zarb	3,700 [g]
All directors and executive officers as a group	1,493,539 [d][e][f][g][h][i][k]

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[a] Information is as of February 15, 2004, except for holdings under retirement plans, which are as of January 30, 2004, and except as indicated. Unless otherwise indicated, each person has sole voting and sole investment power.

[b] Represents approximately 7.5% of the Common Stock outstanding; shares held at January 30, 2004 as Trustee under the Florida Power & Light Company Master Thrift Plan Trust. The Trustee disclaims beneficial ownership of such securities. Shares are voted by the Trustee in accordance with instructions of the participants to whose accounts such shares are allocated, and a proportionate number of shares which are held in the plans but not yet allocated to participants are voted in accordance with such instructions. Leveraged ESOP shares held in the plans which have been allocated to participants' accounts, but for which voting instructions are not received, are voted by the Trustee in the same proportions as those shares which have been voted by participants.

[c] Represents approximately 6.4% of the Common Stock outstanding. This information has been derived from Schedule 13G of Capital Research and Management Company ("Capital Research"), filed with the Securities and Exchange Commission on February 13, 2004. All shares are owned of record by clients of Capital Research, which reported sole dispositive power over 11,784,600 shares.

[d] Includes as of January 30, 2004 share units for Messrs. Arnelle (4,735), Camaren (1,109), Dreyfoos (7,490) and Tregurtha (228), and Mrs. Barrat (5,655), and as of February 15, 2004 share units for Messrs. Dewhurst (10,801), Hay (10,070) and Olivera (11,589) and a total of 87,459 share units for all directors, as of January 30, 2004, and executive officers, as of February 15, 2004, as a group, under deferred compensation plans. Such units have no voting rights.

[e] Includes share units for Messrs. Arnelle (4,947), Beall (2,963), Brown (4,095), Malek (4,426) and Tregurtha (4,495) and a total of 20,926 share units for all directors and executive officers as a group, granted in connection with the termination of the FPL Group, Inc. Non-Employee Director Retirement Plan. Such units have no voting rights.

[f] Includes phantom shares for Messrs. Coyle (6,558), Dewhurst (1,107), Hay (3,824), Olivera (747) and Robo (576) and a total of 17,444 phantom shares for all directors and executive officers as a group, credited to a Supplemental Matching Contribution Account under the Supplemental Executive Retirement Plan. Phantom shares have no voting rights.

[g] Includes shares of restricted stock for Messrs. Coyle (15,000), Dewhurst (20,001), Hay (83,833), Olivera (23,500) and Robo (15,000); 3,700 shares of restricted stock for each of Messrs. Arnelle, Beall, Brown, Malek and Tregurtha; 3,900 shares of restricted stock for each of Mrs. Barrat and Mr. Dreyfoos; 1,600 shares of restricted stock for each of Messrs. Camaren and Zarb; 900 shares of restricted stock for Mr. Thaman; and a total of 251,987 shares of restricted stock for all directors and executive officers as a group; such shares have voting power, but not investment power.

[h] Includes shares underlying options to purchase shares held by Messrs. Coyle (150,000), Dewhurst (100,000), Hay (258,334), Olivera (75,001) and Robo (66,667) and a total of 866,303 shares underlying options to purchase shares for all directors and executive officers as a group.

[i] Includes 350 shares owned by children of Mr. Brown who are over 21 years of age, as to which Mr. Brown disclaims beneficial ownership; 20 shares owned by son of Mr. Beall who is over 21 years of age, as to which Mr. Beall disclaims beneficial ownership; 25 shares owned by Mr. Coyle's wife, as to which Mr. Coyle disclaims beneficial ownership; 44,558 shares owned by Coyle Holdings Limited Partnership, as to which Mr. Coyle disclaims beneficial ownership except to the extent of his pecuniary interest therein; and 1,750 shares owned by Camaren Holdings Limited Partnership, as to which Mr. Camaren disclaims beneficial ownership except to the extent of his pecuniary interest therein.

[j] Mr. Dreyfoos is retiring as an FPL Group director in May 2004.

[k] Less than 1% of the Common Stock outstanding.

Section 16(a) Beneficial Ownership Reporting Compliance

FPL Group's directors and executive officers are required to file initial reports of ownership and reports of changes of ownership of Common Stock with the Securities and Exchange Commission. Based upon a review of these filings and written representations from the directors and executive officers, all required filings were timely made in 2003 except for the late filing of a Form 4 for Paul I. Cutler.

FPL Group Code of Ethics

FPL Group has adopted a code of ethics for its senior executive and financial officers, which is available in the "Governance" section on FPL Group's website at www.fplgroup.com.

Audit Committee

FPL Group has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. FPL Group's Audit Committee is comprised of Mrs. Barrat and Messrs. Beall (Chair), Brown, Dreyfoos, Malek, and Zarb. The Board of Directors has determined that at least one member of the Audit Committee, Frank G. Zarb, is an "audit committee financial expert" as that term is defined by applicable SEC regulations.

Director Compensation

Directors of FPL Group who are salaried employees of FPL Group or any of its subsidiaries do not receive any additional compensation for serving as a director or committee member. Non-employee directors of FPL Group receive an annual retainer of $32,000 plus 700 shares of restricted Common Stock. Non-employee committee chairpersons receive an additional annual retainer of $4,000. A fee of $1,300 is paid to non-employee directors for each Board or committee meeting attended. Newly-elected non-employee directors are awarded 200 shares of restricted Common Stock when they join the Board.

Effective November 1, 1996, FPL Group's Non-Employee Director Retirement Plan was terminated. Retirement benefits of non-employee directors in office in 1996 and not retiring at or prior to the 1997 annual shareholders' meeting were converted to share units of FPL Group Common Stock. Such directors will be entitled to payment of the then current value of these share units upon ending service as a Board member. Upon his retirement from the Board in May 2003, Willard D. Dover received $472,236, and upon his resignation from the Board in May 2003, Armando M. Codina received $204,815.

Non-employee directors are covered by travel and accident insurance while on FPL Group business. Total premiums attributable to such directors amounted to $2,887.50 for 2003.

Equity Compensation Plan Information

All of FPL Group's equity compensation plans (as defined by applicable SEC regulations) have been approved by its shareholders. FPL Group's equity compensation plan information as of December 31, 2003 is as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [a] (c)
Equity compensation plans approved by security holders: FPL Group's Long Term Incentive Plan	4,780,412	$57.24	2,838,316

_____
[a] These shares are also available for issuance as restricted stock and as performance–based stock awards.

Executive Compensation

The following table sets forth compensation paid during the past three years to FPL Group's chief executive officer and the other four most highly-compensated persons who served as executive officers of FPL Group, FPL, or FPL Energy, LLC at December 31, 2003.

Summary Compensation Table

| | | Annual Compensation | | | Long-Term Compensation | | | |
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Restricted Stock Awards[a]	Securities Underlying Options (#)	LTIP Payouts[b]	All Other Compensa-tion[c]
Lewis Hay III [d]	2003	$ 1,000,000	$ 1,271,000	$ 17,493	$ 3,501,600	75,000	$ 549,872	$ 9,500
Chairman, President and CEO of	2002	880,000	1,116,720	20,215	592,200	75,000	907,496	22,097
FPL Group and Chairman and	2001	607,550	1,053,932	15,376	1,942,200	200,000	-	16,869
CEO of FPL								
James L. Robo [e]	2003	450,000	518,000	14,080	275,600	50,000	-	9,500
President of FPL Energy, LLC	2002	279,615	391,400	37,752	592,000	75,000	-	22,763
	2001	-	-	-	-	-	-	-
Moray P. Dewhurst [f]	2003	490,000	452,800	9,031	275,600	50,000	353,684	10,088
Vice President, Finance and	2002	452,000	425,800	16,594	263,200	50,000	408,053	9,715
Chief Financial Officer of FPL	2001	181,100	406,404	25,121	1,107,000	100,000	-	2,555
Group and Senior Vice								
President, Finance and Chief								
Financial Officer of FPL								
Dennis P. Coyle	2003	501,561	321,600	15,574	413,400	50,000	582,138	9,500
General Counsel and	2002	484,600	305,300	15,717	394,800	50,000	1,001,200	10,051
Secretary of FPL Group	2001	463,700	855,736	12,485	925,800	100,000	-	9,277
and FPL								
Armando J. Olivera [g]	2003	387,171	316,800	22,697	914,960	25,000	246,696	47,000
President of FPL	2002	285,100	172,200	14,726	421,120	25,000	330,003	12,014
	2001	272,000	378,706	11,575	987,520	50,000	-	11,463

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[a] At December 31, 2003, Mr. Hay held 72,083 shares of restricted common stock with a value of $4,715,670, of which 61,250 shares were granted in 2003, 7,500 shares were granted in 2002 and 3,333 were granted in 2001 and vest as to 20,833 shares in 2004, 17,500 shares in 2005, 13,750 shares in 2006, and 10,000 shares in each of years 2007 and 2008; Mr. Robo held 11,666 shares of restricted common stock with a value of $763,190, of which 5,000 shares were granted in 2003 and 6,666 shares were granted in 2002 and vest as to 4,999 shares in 2004, 5,000 shares in 2005 and 1,667 shares in 2006; Mr. Dewhurst held 18,334 shares of restricted common stock with a value of $1,199,410, of which 5,000 shares were granted in 2003, 3,334 shares were granted in 2002 and 10,000 shares were granted in 2001 and vest as to 8,333 shares in 2004, 8,334 shares in 2005 and 1,667 shares in 2006; Mr. Coyle held 12,500 shares of restricted common stock with a value of $817,750, of which 7,500 shares were granted in 2003 and 5,000 shares were granted in 2002 and vest as to 5,000 shares in each of years 2004 and 2005 and 2,500 shares in 2006; Mr. Olivera held 20,834 shares of restricted common stock with a value of $1,362,960, of which 15,500 shares were granted in 2003 and 5,334 shares were granted in 2002 and vest as to 7,833 shares in 2004, 7,834 shares in 2005 and 5,167 shares in 2006. Dividends at normal rates are paid on restricted common stock.

[b] For 2002 and 2003, payouts of vested performance share awards were made in a combination of cash (for payment of income taxes) and shares of FPL Group common stock, valued at the closing price on the date payouts were approved. Mr. Hay deferred his 2003 performance share award payout under FPL Group's Deferred Compensation Plan. Mr. Dewhurst deferred his 2002 and 2003 performance share award payouts under FPL Group's Deferred Compensation Plan. For 2002, payouts of vested shareholder value awards were made in cash, based on the closing price of FPL Group common stock on the date payouts were approved. For 2001, payouts were based on a performance period of one fiscal year and, in accordance with SEC rules, are reported for 2001 under the "Bonus" column of this table.

[c] For 2003, represents employer matching contributions to thrift plans of $9,500 for each of the named officers. For Mr. Dewhurst, also includes employer contributions for life insurance of $588. For Mr. Olivera, also includes $37,500 moving expense incentive.

[d] Mr. Hay joined FPL Group in July 1999 as vice president, finance and chief financial officer of FPL Group and senior vice president, finance and chief financial officer of FPL. He served as president of FPL Energy from March 2000 to December 2001 and was elected president and chief executive officer of FPL Group on June 11, 2001. He was elected chairman of the board of FPL Group and FPL and chief executive officer of FPL on January 1, 2002.

[e] Mr. Robo joined FPL Group in March 2002 as vice president, corporate development and strategy and was appointed president of FPL Energy in July 2002.

[f] Mr. Dewhurst was appointed vice president, finance and chief financial officer of FPL Group and senior vice president, finance and chief financial officer of FPL in July 2001.

[g] Mr. Olivera served as senior vice president, power systems of FPL from July 1999 to June 2003 and was appointed president of FPL on June 24, 2003.

Long Term Incentive Plan Awards

In 2003, performance share awards and non-qualified stock option awards under FPL Group's Amended and Restated Long Term Incentive Plan were made to the executive officers named in the Summary Compensation Table as set forth in the following tables.

Performance Share Awards

| | | | Estimated Future Payouts Under Non-Stock Price-Based Plans | |
Name	Number of Shares (#)	Performance Period Until Payout	Target #	Maximum #
Lewis Hay III	34,133	1/1/03 - 12/31/05	34,133	54,612
James L. Robo	8,718	1/1/03 - 12/31/05	8,718	13,948
Moray P. Dewhurst	9,493	1/1/03 - 12/31/05	9,493	15,188
Dennis P. Coyle	9,717	1/1/03 - 12/31/05	9,717	15,547
Armando J. Olivera	6,526	1/1/03 - 12/31/05	6,526	10,441

The performance share awards in the preceding table are, under normal circumstances, payable at the end of the performance period indicated. The amount of the payout is determined by multiplying the participant's target number of shares by his average level of attainment, expressed as a percentage, which may not exceed 160%, of his targeted awards under the Annual Incentive Plans for each of the years encompassed by the award period. Under those plans, annual incentive compensation is based on the attainment of net income goals for FPL and FPL Group, which are established by the Compensation Committee of FPL Group's Board of Directors (the Committee) at the beginning of the year, and adjusted for specified items including any changes in accounting principles, any changes in the mark-to-market value of non-qualifying hedges, and certain charges or gains (adjusted net income). The amounts earned on the basis of this performance measure are subject to reduction based on the degree of achievement of other corporate and business unit performance measures, and at the discretion of the Committee. Mr. Hay's annual incentive compensation for 2003 was based on the achievement of FPL Group's adjusted net income goals, and the following performance measures for FPL (weighted 75%) and the non-utility and/or new businesses (weighted 25%) and upon certain qualitative factors. For FPL, the incentive performance measures were financial indicators (weighted 50%) and operating indicators (weighted 50%). The financial indicators were operations and maintenance costs, capital expenditure levels, adjusted net income, regulatory return on equity and operating cash flow. The operating indicators were service reliability as measured by the frequency and duration of service interruptions and service unavailability; system performance as measured by availability factors for the fossil power plants and an industry index for the nuclear power plants; employee safety; number of significant environmental violations; customer satisfaction survey results; load management installed capability; and conservation programs' annual installed capacity. For the non-utility and/or new businesses, the performance measures included total combined return on equity; non-utility adjusted net income and return on equity; corporate and other net income; employee safety; number of significant environmental violations; project-level and corporate budget targets; and level of hedged margin. The qualitative factors included measures to position FPL Group for increased competition and initiating other actions that significantly strengthen FPL Group and enhance shareholder value. The performance share award payouts for the performance period ending December 31, 2003 are included in the Summary Compensation Table herein in the column entitled "LTIP Payouts."

Option Grants in Last Fiscal Year

	Individual Grants				
Name	Number of Securities Underlying Options Granted (#) [a]	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value ($) [b]
Lewis Hay III	75,000	4.7%	$ 55.12	2/13/2013	$ 630,000
James L. Robo	50,000	3.1%	55.12	2/13/2013	420,000
Moray P. Dewhurst	50,000	3.1%	55.12	2/13/2013	420,000
Dennis P. Coyle	50,000	3.1%	55.12	2/13/2013	420,000
Armando J. Olivera	25,000	1.6%	55.12	2/13/2013	210,000

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[a] Options granted are non-qualified stock options. All stock options will become exercisable one-third per year and be fully exercisable after three years. All options were granted at an exercise price per share of 100% of the fair market value of FPL Group common stock on the date of grant.
[b] The hypothetical values shown were calculated using the Black-Scholes option pricing model, based on the following assumptions. For all options, the volatility rate is equal to 19.98% and the dividend yield (representing the current per-share annualized dividends divided by the annualized fair market value of the common stock) is equal to 3.96%. The risk-free interest rate is equal to 3.64%, based on the interest rate on a U.S. Treasury zero-coupon bond on the date of grant with a maturity corresponding to the estimated time until exercise of seven years. The values do not take into account risk factors such as non-transferability or risk of forfeiture.

The preceding table sets forth information concerning individual grants of common stock options during fiscal year 2003 to the executive officers named in the Summary Compensation Table. Such awards are also listed in the Summary Compensation Table herein in the column entitled "Securities Underlying Options."

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

Name	Number of Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Lewis Hay III	0	0	208,333	141,667	$ 1,210,163	$ 1,579,337
James L. Robo	0	0	25,000	100,000	155,500	826,000
Moray P. Dewhurst	0	0	66,667	133,333	716,504	1,444,496
Dennis P. Coyle	0	0	116,667	83,333	583,004	940,996
Armando J. Olivera	0	0	58,334	41,666	291,509	470,491

The preceding table sets forth information, with respect to the named officers, concerning the exercise of stock options during the fiscal year and unexercised options held at the end of the fiscal year. The named officers did not exercise any stock options during 2003. All the exercisable and unexercisable options shown in the preceding table were granted in 2001, 2002 and 2003. At December 31, 2003, the fair market value of the underlying securities (based on the closing share price of FPL Group common stock reported on the New York Stock Exchange) was $65.42 per share, and exceeded the exercise price of all of the exercisable and unexercisable options.

Retirement Plans

FPL Group maintains a non-contributory defined benefit pension plan and a supplemental executive retirement plan (SERP). The FPL Group Employee Pension Plan and SERP were amended to a cash balance style plan effective April 1, 1997. Employees who were SERP participants on that date were not affected by the change, however. The following table shows the estimated annual benefits to employees not affected by the change, which includes two of the executive officers named in the Summary Compensation Table, Messrs. Coyle and Olivera. Benefits are calculated on a straight-line annuity basis, payable assuming retirement in 2003 at age 65 after the indicated years of service.

Pension Plan Table

Eligible Average Annual Compensation [a]	Years of Service				
	10	20	30	40	50
$ 300,000	$ 58,365	$116,718	$ 145,083	$ 153,356	$ 155,744
400,000	78,365	156,718	195,083	205,856	208,244
500,000	98,365	196,718	245,083	258,356	260,744
600,000	118,365	236,718	295,083	310,856	313,244
700,000	138,365	276,718	345,083	363,356	365,744
800,000	158,365	316,718	395,083	415,856	418,244
900,000	178,365	356,718	445,083	468,356	470,744
1,000,000	198,365	396,718	495,083	520,856	523,244

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[a] The maximum eligible average annual compensation shown in the table is based on 120% of the 2003 pensionable earnings (which includes annual salary and bonus as shown on the Summary Compensation Table) for the highest compensated named officer covered by the non-contributory defined benefit pension plan and SERP and not affected by the change to a cash balance style plan, who is Mr. Coyle.

The compensation covered by the plans includes the 2003 annual salaries and bonus of Messrs. Coyle and Olivera, but no other amounts shown in the Summary Compensation Table. Estimated credited years of service for Mr. Coyle is 14 years and Mr. Olivera is 31 years. Amounts shown in the pension plan table reflect deductions to partially cover employer contributions to social security. A supplemental retirement plan for Mr. Coyle provides for benefits based on two times his credited years of service.

Under the cash balance benefit formula, credits are accumulated in an employee's account and are determined as a percentage of the employee's monthly covered earnings in accordance with the following formula:

Years of Service	Percent of Compensation
0-5	4.5%
5 or more	6.0%

In addition, the employee's account is credited quarterly with interest at an annual rate that is based upon the yield on one-year Treasury Constant Maturities. A higher rate can be provided in the Company's discretion and was so provided in 2003. Benefits under the cash balance benefit formula are not reduced for employer contributions to social security or other offset amounts.

Messrs. Hay, Robo, and Dewhurst are the only named executive officers covered by the cash balance style plan. Benefits under the plan are based upon annual salary and awards under the annual incentive plan (which for 2003 is included in the "Bonus" column of the Summary Compensation Table). The estimated age 65 annual retirement benefit payable under that plan, based upon total covered compensation from FPL Group and subsidiaries, which was included in their 2003 taxable income (expressed as a joint and 50% survivor benefit) is $414,163 for Mr. Hay, $289,892 for Mr. Robo, and $153,735 for Mr. Dewhurst. This estimate assumes their 2003 pensionable earnings increase annually (salary by 3.5% per year, and annual incentive awards equal to 120% of salary for Mr. Hay, 106% of salary for Mr. Robo, and 91% of salary for Mr. Dewhurst) until age 65 (year 2020 for Messrs. Hay and Dewhurst, and 2027 for Mr. Robo) and a cash balance interest crediting rate of 5.0%. The estimated age 65 cash balance account was converted to an annuity based on a 5.31% discount rate and 1994 GAR unisex mortality.

A supplemental retirement plan for Mr. Hay provides a benefit equal to 65% of Mr. Hay's highest average annual compensation (annual salary plus annual incentive award) for the three consecutive calendar year periods out of the four consecutive calendar year period ending with the calendar year in which he retires (final average pay), reduced by the then annual amount of a joint and 50% survivor benefit (which is the actuarial equivalent of the benefits to which he is entitled under the non-contributory defined benefit pension plan and the SERP). If Mr. Hay terminates his employment prior to age 65, the benefit will be reduced on a pro rata basis if he fails to complete at least fifteen years of service with FPL Group or its subsidiaries, and it will be further reduced on an actuarial basis as a result of its early distribution. The plan provides a minimum annual joint and 50% survivor benefit (50% of final average pay) payable to Mr. Hay and his surviving spouse upon his termination of employment with FPL Group and its subsidiaries on his normal retirement age (age 65), reduced on an actuarial basis if he terminates before that age. Under the supplemental plan, Mr. Hay's estimated age 65 annual retirement benefit (expressed as a joint and 50% survivor benefit, and calculated based on the same covered compensation and the same assumed increases in pensionable earnings as described in the preceding paragraph) would be increased, over the estimate described above for the cash balance style plan and SERP benefits, by approximately $2,015,971.

The Company sponsors a split-dollar life insurance plan for certain of its officers, including the executive officers named in the Summary Compensation Table except Mr. Dewhurst. Benefits under the split-dollar plan are provided by universal life insurance policies purchased by the Company. If the officer dies prior to retirement (defined to include age plus years of service), or for Mr. Olivera during employment or after retirement but prior to age 65, the officer's beneficiaries generally receive two and one-half times the officer's annual salary at the time of death. If the officer dies after retirement, or for Mr. Olivera on or after age 65, but before termination of his split-dollar agreement, the officer's beneficiaries receive a percentage of the officer's final annual salary (100% to 180% depending upon age at time of death for Mr. Olivera and 50% for the other named executive officers who participate in the plan). Upon termination of the agreement after 10 years, at age 65 or termination of employment which qualifies as retirement, whichever is later, the life insurance policies will be assigned to the officer or his beneficiary. For 2003, each participating executive officer was taxable on the insurance carrier's one-year term rate for his life insurance coverage.

Employment Agreements

2000 Agreements On December 15, 2000, when the Company's shareholders approved a proposed merger with Entergy, previously-existing employment agreements between the Company and certain officers, including Messrs. Hay, Olivera and Coyle, became effective (the 2000 Agreements). Mr. Olivera's 2000 Agreement expired November 30, 2003. The remaining 2000 Agreements provide that the officer shall be employed by the Company or its affiliates for a period of four years in a position at least commensurate with his position with the Company and/or its affiliates in December 2000. During the employment period, the officer shall be paid an annual base salary at least equal to his annual base salary for 2000, with annual increases consistent with those awarded to other peer officers of the Company, but not less than the increases in the consumer price index; shall be paid an annual bonus at least equal to the highest bonus paid to him for any of the three years immediately preceding 2000; be given the opportunity to earn long-term incentive compensation at least as favorable as such opportunities given to other peer officers of the Company during 2000 or thereafter; and shall be entitled to participate in employee benefit plans providing benefits at least as favorable as those provided to other peer officers of the Company during 2000 or thereafter.

In the event that during the employment period the officer's employment is terminated by the Company (except for death, disability, or cause) or if the officer terminates his employment for good reason, as defined in the 2000 Agreement, the officer is entitled to severance benefits in the form of a lump-sum payment equal to the compensation due for the remainder of the employment period or for two years, whichever is longer. Such benefits would be based on the officer's then base salary plus an annual bonus at least equal to the bonus for the year 2000. The officer is also entitled to the maximum amount payable under all long-term incentive compensation grants outstanding, continued coverage under all employee benefit plans, supplemental retirement benefits and a full gross-up in respect of any excise tax incurred as a result of the benefits received pursuant to the 2000 Agreement.

Amendments to 2000 Agreements In February 2002, each of Messrs. Hay, Olivera and Coyle agreed to amend his 2000 Agreement, and, at the same time, enter into a new executive retention employment agreement with the Company (the 2002 Agreements). The definition of good reason contained in each 2000 Agreement was amended to provide the Company with greater flexibility to assign different duties and responsibilities to the named executive officers without triggering the officer's rights to terminate employment and be entitled to severance and other benefits. In order to avoid duplication of benefits, each 2000 Agreement was also amended to provide that if a change of control, as defined in the named executive officer's 2002 Agreement, occurs prior to the expiration of the 2000 Agreement, the 2000 Agreement will terminate and the 2002 Agreement will become effective.

2002 Agreements Each of the individuals named in the Summary Compensation Table is a party to a 2002 Agreement with the Company. In the case of Messrs. Hay and *Coyle*, if a change of control does not occur prior to the expiration of his amended 2000 Agreement, his 2002 Agreement will not become effective until the expiration of his amended 2000 Agreement and the subsequent occurrence of a potential change of control or a change of control, each as defined in the 2002 Agreement.

Change of control is defined in the 2002 Agreements as (i) the acquisition by any individual, entity, or group of 20% or more of either the Company's common stock or the combined voting power of the Company other than directly from the Company or pursuant to a merger or other business combination which does not itself constitute a change of control, (ii) the incumbent directors of the Company ceasing, for any reason, to constitute a majority of the Board of Directors, unless each director who was not an incumbent director was elected, or nominated for election, by a majority of the incumbent directors and directors subsequently so elected or appointed (excluding those elected as a result of an actual or threatened election contest or other solicitation of proxies), (iii) approval by shareholders or, if specified by the Board of Directors in the exercise of its discretion, consummation of a merger, sale of assets, *reorganization* or other business combination of the Company or any subsidiary with respect to which (x) the voting securities of the Company outstanding immediately prior to the transaction do not, immediately following the transaction, represent more than 60% of the common stock and the voting power of all voting securities of the resulting ultimate parent entity or (y) members of the Board of Directors of the Company constitute less than a majority of the members of the Board of Directors of the resulting ultimate parent entity, or there is no reasonable assurance that they, or their nominees, will constitute at least a majority of that Board of Directors for at least two years, or (iv) the shareholders approve the liquidation or dissolution of the Company. A potential change of control is defined as (i) announcement of an intention to take or consider taking actions which, if consummated or approved by shareholders, would constitute a change of control, or (ii) the acquisition by any individual, entity, or group of 15% or more of either the Common Stock or the combined voting power of the Company other than directly from the Company or pursuant to a merger or other business combination which does not itself constitute a change of control.

Once effective, each named executive officer's 2002 Agreement provides that he shall be employed by the Company for a period of three years in a position at least commensurate with his position with the Company in the ninety day period immediately preceding the effective date of the 2002 Agreement. During this three year employment period, each named executive officer shall be (i) paid an annual base salary at least equal to his annual base as in effect on the effective date, with annual increases consistent with those awarded to other peer officers of the Company, but not less than the increases in the consumer price index; (ii) paid an annual bonus (expressed as a percentage of his annual base salary) consistent with those of peer executives at the Company, but at least equal to the higher of (x) his targeted annual bonus for the then current fiscal year divided by his then current annual base salary or (y) the average percentage of his annual base salary (as in effect for the applicable years) that was paid or payable as an annual bonus for each of the three fiscal years preceding the fiscal year in which the effective date occurs (or, if higher, for each of the three fiscal years immediately preceding the fiscal year in which a change of control occurs, if a change of control occurs after the effective date); (iii) given the opportunity to earn long-term incentive compensation no less favorable than such opportunities given to him at any time during the 90 days preceding the effective date or, if more favorable, those provided at any time after the effective date to peer officers of the Company (but without duplication of awards granted in connection with the shareholder approval of the proposed merger with Entergy); and (iv) entitled to participate in savings, retirement and other employee benefit plans providing benefits no less favorable than those provided to him at any time during the 90 days preceding the effective date or, if more favorable, those provided at any time after the effective date to peer officers of the Company.

In the event of a change of control, each 2002 Agreement provides that (i) 50% of a named executive officer's outstanding performance stock-based awards (for example, performance share awards and shareholder value awards) shall be vested and earned at an achievement level equal to the higher of (x) the targeted level of performance of each such award or (y) the average level (expressed as a percentage of target) of achievement in respect of similar awards maturing over the three fiscal years immediately prior to the year in which the change of control occurred; (ii) all other outstanding performance stock-based awards granted to the named executive officer shall be fully vested and earned; (iii) all options and other exercisable rights granted to the named executive officer shall become exercisable and vested; and (iv) the restrictions, deferral limitations and forfeiture conditions applicable to all outstanding awards granted to the named executive officer shall lapse and such awards shall be deemed fully vested. However, no awards which were granted in connection with the shareholder approval of the proposed merger with Entergy shall become vested, earned or exercisable under the 2002 Agreements as a result of a change of control.

A named executive officer will receive the remaining 50% of the outstanding performance stock-based awards (calculated in the same manner as described above) on the first anniversary of the change of control if he has remained employed by the Company or an affiliate through such date or upon an earlier termination of employment by the Company (except for death, disability or cause) or by the named executive officer for good reason (defined in the same manner as in the amended 2000 Agreement). Upon such a termination of employment following a change of control and during the employment period, the named executive officer is entitled to, among other things, a lump sum severance payment equal to three times the sum of his annual base salary plus his annual bonus; a payment in respect of three years of foregone supplemental retirement benefits; continued coverage under all employee benefit plans, and certain other benefits and perquisites, for three years; and a full gross-up in respect of any excise tax incurred as a result of the benefits received pursuant to the 2002 Agreement. Such amounts and benefits would also be provided if such a termination of a named executive officer occurs following a potential change of control and prior to an actual change of control, and during the employment period, except that 100% of the outstanding performance stock-based awards (calculated as described above) would be vested and earned, excluding any such awards granted in connection with the shareholder approval of the proposed merger with Entergy. In addition, each named executive officer will also receive a pro rata portion (based upon deemed employment until the end of the three year employment period) of each long-term incentive compensation award granted to him on or after the date of the change of control; provided that he will not be eligible to receive any payment with respect to any non-vested portion of an award which was granted in connection with the shareholder approval of the proposed merger with Entergy.

Item 7. Financial Statements and Exhibits

Exhibit Number	Description	FPL Group	FPL
23	Independent Auditors' Consent	x	x


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.


FPL GROUP, INC.
FLORIDA POWER & LIGHT COMPANY
(Registrants)


Date: March 1, 2004


K. MICHAEL DAVIS
_____
K. Michael Davis
Controller and Chief Accounting Officer of FPL Group, Inc.
Vice President, Accounting, Controller and
Chief Accounting Officer of Florida Power & Light Company
(Principal Accounting Officer of the Registrants)
